Exhibit 99.2

KAIXIN AUTO HOLDINGS

KAIXIN AUTO HOLDINGS

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	As of
	December 31,	June 30,
	2020	2021
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$607	$4,405
Inventory	-	654
Amount due from related parties	705	-
Prepaid expenses and other current assets	441	46,845
TOTAL CURRENT ASSETS	1,753	51,904
Property and equipment, net	1	32
Intangible asset, net	293	15,381
Right-of-use assets	-	46
Goodwill	-	-
Other non-current assets	4,546	4,408
TOTAL NON-CURRENT ASSETS	4,840	19,867
TOTAL ASSETS	$6,593	$71,771

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt	-	8,195
Accounts payable	-	406
Advances from customers	410	701
Lease liabilities	-	32
Income tax payable	4	4,083
Amount due to related parties	10	3,908
Warrant liabilities	-	2,335
Accrued expenses and other current liabilities	6	13,217
TOTAL CURRENT LIABILITIES	430	32,877
TOTAL LIABILITIES	430	32,877

COMMITMENT AND CONTIGENCIES	-	-

MEZZANINE EQUITY
Series A convertible preferred shares (par value of $0.0001, nil and 6,000 shares authorized as of December 31, 2020 and June 30, 2021, respectively. Nil and 3,000 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	-	1,437

EQUITY (DEFICIT)
Ordinary shares (par value of $0.00005 per shares;1,000,000,000 shares authorized, 74,035,502, 143,460,495 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	4	7
Series D convertible preferred shares (par value of $0.0001, nil and 6,000 shares authorized as of December 31, 2020 and June 30, 2021, respectively. Nil and 6,000 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	-	1
Additional paid-in capital	7,632	175,388
Statutory reserve	8	8
Accumulated deficit	(1,723)	(145,902)
Accumulated other comprehensive income	242	306
TOTAL KAIXIN AUTO HOLDINGS’ SHAREHOLDERS’ EQUITY	6,163	29,808
Non-controlling interests	-	7,649
TOTAL EQUITY	6,163	37,457
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	$6,593	$71,771

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN AUTO HOLDINGS

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	For the six months ended June 30,
	2020	2021
	(Unaudited)	(Unaudited)
REVENUE, NET	$667	$2,039
Cost of revenues	666	2,037
GROSS PROFIT	1	2

Selling and marketing expenses	-	19
General and administrative expenses	13	314
Impairment of goodwill	-	143,655
Total operating expenses	13	143,988

LOSS FROM OPERATIONS	(12)	(143,986)

Foreign currency exchange gains (loss)	64	(185)
Other income (loss), net	9	(8)

INCOME (LOSS) BEFORE INCOME TAX PROVISION	61	(144,179)

PROVISION FOR INCOME TAX	15	-

NET INCOME (LOSS)	46	(144,179)
Less: net income attributable to non-controlling interests	-	-
NET INCOME (LOSS) ATTRIBUTABLE TO KAIXIN'S SHAREHOLDERS	46	(144,179)

OTHER COMPREHENSIVE (LOSS) INCOME:
Foreign currency translation adjustment	(62)	64
COMPREHENSIVE LOSS	(16)	(144,115)
Less: comprehensive loss attributable to non-controlling interest	-	-
COMPREHENSIVE LOSS ATTRIBUTABLE TO KAIXIN'S SHAREHOLDERS	$(16)	$(144,115)

Earnings (loss) per ordinary share:
Basic and diluted	$0.0006	$(1.9474)

Weighted average ordinary shares outstanding
Basic and diluted	74,035,502	74,035,502

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN AUTO HOLDINGS

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of US dollars, except share and per share data, or otherwise noted)

									Accumulated
						Additional			Other	Total		Total
	Preferred shares			Ordinary shares		paid-in	Statutory	Accumulated	Comprehensive	shareholders'	Non-controlling	shareholders'
	Shares		Amount	Shares	Amount	capital	reserve	deficit	(loss) income	equity	interest	equity
Balance as of January 1, 2020	-		$-	74,036	$4	$5,500	$8	$(1,557)	$61	$4,015	$-	$4,015
Capital contribution	-		-	-	-	278	-	-	-	278	-	278
Net income	-		-	-	-	-	-	46	-	46	-	46
Foreign currency translation adjustment, net of nil income taxes	-		-	-	-	-	-	-	(62)	(62)	-	(62)
Balance as of June 30, 2020	-		$-	$74,036	$4	$5,778	$8	$(1,511)	$(1)	$4,277	$-	$4,277

Balance as of January 1, 2021		$		74,036	$4	$7,632	$8	$(1,723)	$242	$6,163	$-	$6,163
Net loss	-		-	-	-	-	-	(144,179)	-	(144,179)	-	(144,179)
Foreign currency translation adjustment, net of nil income taxes	-		-	-	-	-	-	-	64	64	-	64
Reverse acquisition	6,000		1	69,425	3	167,756				167,760	7,649	175,409
Balance as of June 30, 2021	6,000		$1	143,461	$7	$175,388	$8	$(145,902)	$306	$29,808	$7,649	$37,457

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN AUTO HOLDINGS

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share and per share data, or otherwise noted)

	For the six months ended June 30,
	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$46	$(144,179)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1	16
Impairment of goodwill	-	143,655
Foreign currency exchange (loss) gain	(64)	185
Changes in operating assets and liabilities:
Inventories	-	(652)
Prepaid expenses and other current assets	5	309
Amount due from related parties	(210)	332
Advances from customers	(68)	(176)
Accrued expenses and other current liabilities	(3)	13
Amount due to related parties	-	(10)
Income tax payable	17	-
Net cash used in operating activities	(276)	(507)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired on reverse acquisition	-	4,299
Net cash provided by investing activities	-	4,299

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution, net	276	-
Net cash provided by financing activities	276	-

Effect of exchange rate changes on cash and cash equivalents	-	6

Net increase in cash and cash equivalents	-	3,798
Cash and cash equivalents at beginning of year	3	607
Cash and cash equivalents at end of year	$3	$4,405

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$-	$-
Interest expense paid	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Kaixin Auto Holdings (NASDAQ:KXIN - “the Company” or “KAH”), and its wholly owned subsidiaries, variable interest entities (“KAH VIEs”) and VIEs’ subsidiaries (collectively referred to as the “KAH Group”) is primarily engaged in sales of imported automobiles in PRC, and the Company also operates the used car sales business and provides financing services to used car dealerships.

On June 25, 2021, KAH completed a reverse acquisition (or reverse takeover, the “RTO”) with Haitaoche Limited (“Haitaoche”), a company with focus on sales of imported automobiles and wholesale of domestic vehicles in PRC through its subsidiaries and variable interest entities, resulting in KAH acquiring 100% of the share capital of Haitaoche in exchange for an aggregate of 74,035,502 ordinary shares, which was issued to several former shareholders of Haitaoche. Following the Issuance, Haitaoche shareholders and KAH shareholders own 51.61% and 48.39%, respectively, of the post-closing outstanding KAH ordinary shares (on a fully diluted basis). The shareholders of Haitaoche controlled largest portion of the voting rights in the combined entity, and the management of Haitaoche became the management of the combined entity, resulting in the reverse acquisition of KAH under the acquisition method, whereby Haitaoche is deemed to be the accounting acquirer (See Note 3).

Following the completion of the RTO, KAH is the consolidated parent of Haitaoche and the resulting company operates under the KAH corporate name. Haitaoche’s historical financial statements became the historical financial statements of the Company. The acquired assets and liabilities of KAH are included in the Company’s consolidated balance sheet as of June 25, 2021 and the results of its operations and cash flows are included in the Company’s consolidated statement of operations and comprehensive income (loss) and cash flows for periods beginning after June 25, 2021.

Haitaoche, its consolidated subsidiaries, variable interest entities (“Haitaoche VIEs”), are collectively referred to as the “Haitaoche Group”. The consolidated group after the RTO includes the KAH Group and the Haitaoche Group, and collectively referred to as the “Group”.

The Haitaoche VIE arrangements of Haitaoche Group

Haitaoche and its wholly-owned subsidiary Haitaoche HK were established as the holding companies of Ningbo Taohaoche (“HTC WFOE”). Subsidiaries of Haitaoche Limited and the original nominal shareholders of the two Haitaoche VIEs are doing advertising business in China which is the restricted industry and the government’s policies on WOFE and restricted industries changes from time to time. Haitaoche HK and Ningbo Taohaoche are considered a foreign-invested enterprise. To comply with PRC laws and regulations, Ningbo Taohaoche entered into a series of contractual arrangements with Haitaoche VIEs and their shareholders on July 11, 2019, which allow Haitaoche to exercise effective control over Haitaoche’s VIEs and receive substantially all the economic benefits from their operations. These contractual agreements include Power of Attorneys, Exclusive Option Agreements, Exclusive Consulting and Service Agreements, Equity Pledge Agreements (collectively “Haitaoche VIE Agreements”).

In October and November 2020, Haitaoche, HTC WFOE, Haitaoche VIEs and their nominee shareholder renewed the Haitaoche VIE agreements through a series of amended and restated contractual agreements and arrangements, in which no substantial change except for the change of nominee shareholder compared to the version signed on July 11, 2019.

As a result of these contractual arrangements, Haitaoche is fully and exclusively responsible for the management of Haitaoche VIEs, assumes all of risk of losses of Haitaoche VIEs and has the exclusive right to exercise all voting rights of Haitaoche VIEs’ Shareholders. Therefore, Haitaoche is considered the primary beneficiary of Haitaoche VIEs and has consolidated the assets, liabilities, results of operations, and cash flows of them.

Haitaoche, Ningbo Jiusheng and Qingdao Shengmei are under common control before and after the reorganization, thus the consolidation of Haitaoche VIEs is accounted for in the manner consistent with a reorganization of entities under common control at carrying value. The consolidation of the Haitaoche Group has been prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

The VIE arrangements of KAH Group

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with PRC laws and regulations, Shanghai Auto (“KAH WFOE”), a wholly owned subsidiary of KAH through Jet Sound Hong Kong Company Limited, entered into a series of contractual arrangements with KAH VIEs and their shareholders, which enable KAH to (1) have the power to direct the activities that most significantly affect the economic performance of KAH VIEs, and (2) receive the economic benefits of KAH VIEs that could be significant to KAH VIEs. These contractual agreements include Power of Attorneys, Business Operations Agreements, Exclusive Equity Option Agreements, Exclusive Technology Support and Technology Service Agreements, Loan Agreements, Equity Interest Pledge Agreements and Spousal Consent Agreements (collectively “KAH VIE Agreements”).

As a result of these contractual arrangements, KAH is fully and exclusively responsible for the management of KAH VIEs, assumes all of risk of losses of KAH VIEs and has the exclusive right to exercise all voting rights of KAH VIEs’ Shareholders. Therefore, KAH is considered the primary beneficiary of KAH VIEs and has consolidated the assets, liabilities, results of operations, and cash flows of them.

KAH and KAH VIEs are under common control before and after the reorganization, thus the consolidation of KAH VIEs is accounted for in the manner consistent with a reorganization of entities under common control at carrying value. The consolidation of the KAH Group has been prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

Risks in relation to the VIE structure

The Company and the Company’s legal counsel believe that HTC WFOE and KAH WFOE’s contractual arrangements with Haitaoche VIEs and KAH VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	Revoke the business and operating licenses of the WFOE, the VIEs and their subsidiaries;

•	Discontinue or restrict the operations of any related-party transactions among the WFOE, the VIEs and their subsidiaries;

•	Impose fines or other requirements on the WFOE, the VIEs and their subsidiaries;

•	Require the WFOE, the VIEs and their subsidiaries to revise the relevant ownership structure or restructure operations; and/or

•	Restrict or prohibit the Company’s use of the proceeds of the additional offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its business, including its advertising business, used car trading business and its financing services to used car dealerships, may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs and the VIEs’ subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and the VIEs’ subsidiaries and shareholders, and it may lose the ability to receive economic benefits from the VIEs and the VIEs’ subsidiaries.

In addition, if the WFOE, VIEs and their subsidiaries or their shareholders fail to perform their obligations under the contractual arrangements, the Company may have to incur substantial costs and expend resources to enforce the Company’s rights under the contracts. The Company may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these contractual agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with the PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual agreements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Company is unable to enforce these contractual agreements, the Company may not be able to exert effective control over its VIEs, and the Company’s ability to conduct its business may be negatively affected.

Certain shareholders of the VIEs are also shareholders of the Company. The interests of the shareholders of the VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example, by influencing the VIEs not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in their capacity as beneficial owners and directors of the VIEs. The Company believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of the VIEs as beneficial shareholders of the VIEs should they act to the detriment of the Company. The Company relies on the current shareholders of VIEs whom also are directors and executive officers of the Company, to fulfill their fiduciary duties and abide by laws of Cayman Islands and act in the best interest of the Company or that conflicts will be resolved in the Company’s favor. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIEs, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s ability to control the VIEs also depends on the power of attorney that the WFOE has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions:

Haitaoche’s historical financial statements became the historical financial statements of the Company. The acquired assets and liabilities of KAH are included in the Company’s consolidated balance sheet as of June 25, 2021 and the results of its operations and cash flows are included in the Company’s consolidated statement of operations and comprehensive income (loss) and cash flows for periods beginning after June 25, 2021.

Consolidated Balance Sheets Information

	As of December 31, 2020
		VIEs and its	Non-VIE
	Parent	subsidiaries	Subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation
Total current assets	$-	$1,753	$-	$-	$1,753
Investments in subsidiaries and VIEs	$6,163	$-	$-	$(6,163)	$-
Total non-current assets	$6,163	$4,840	$-	$(6,163)	$4,840
Total assets	$6,163	$6,593	$-	$(6,163)	$6,593
Total current liabilities	$-	$430	$-	$-	$430
Total non-current liabilities	$-	$-	$-	$-	$-
Total liabilities	$-	$430	$-	$-	$430

	As of June 30, 2021
		VIEs and its	Non-VIE
	Parent	subsidiaries	Subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation
Total current assets	$-	$40,408	$11,496	$-	$51,904
Investments in subsidiaries and VIEs	29,808	-	-	(29,808)	-
Total non-current assets	$29,808	$19,865	$2	$(29,808)	$19,867
Total assets	$29,808	$60,273	$11,498	$(29,808)	$71,771
Total current liabilities	$-	$22,106	$10,771	$-	$32,877
Total non-current liabilities	$-	$-	$-	$-	$-
Total liabilities	$-	$22,106	$10,771	$-	$32,877

Consolidated Statements of Operations and Comprehensive Income/(loss) data

	For the six months ended June 30, 2020
		VIEs and its	Non-VIE
	Parent	subsidiaries	Subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation
Revenue	$-	$667	$-	$-	$667
Income from investment in subsidiaries, VIEs and VIEs’ subsidiaries	$46	$-	$-	$(46)	$-
Net income	$46	$46	$-	$(46)	$46

	For the six months ended June 30, 2021
		VIEs and its	Non-VIE
	Parent	subsidiaries	Subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation
Revenue	$-	$2,039	$-	$-	$2,039
Loss from investment in subsidiaries, VIEs and VIEs’ subsidiaries	$(144,179)	$-	$-	$144,179	$-
Net loss	$(144,179)	$(524)	$-	$524	$(144,179)

Consolidated Cash Flows Information

	For the six months ended June 30, 2020
		VIEs and its	Non-VIE
	Parent	subsidiaries	Subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation
Net cash used in operating activities	$-	$(276)	$-	$-	$(276)
Net cash provided by investing activities	$-	$-	$-	$-	$-
Net cash provided by financing activities	$-	$276	$-	$-	$276

	For the six months ended June 30, 2021
		VIEs and its	Non-VIE
	Parent	subsidiaries	Subsidiaries	Inter-company	Group
	Company	Consolidated	Consolidated	elimination	Consolidation
Net cash used in operating activities	$-	$(507)	$-	$-	$(507)
Net cash provided by investing activities	$-	$2,854	$1,445	$-	$4,299	*
Net cash provided by financing activities	$-	$-	$-	$-	$-

*The total cash provided of $4,299 was resulting from reverse acquired KAH.

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. The creditors of the VIEs who provided short-term loans of $nil to VIE have recourse to the general credit of WFOE. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The accompanying consolidated balance sheet as of December 31, 2020, which has been derived from audited financial statements, and the unaudited interim condensed consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and disclosures, which are normally included in financial statements prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”), have been condensed or omitted pursuant to such rules and regulations. Management believes that the disclosures made are adequate to provide a fair presentation. The interim financial information should be read in conjunction with the financial statements and the notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, previously filed with the SEC

(b)   Liquidity

The Group reported a net operating loss of $144,179 including goodwill impairment $143,655, net operating loss of $524 excluding goodwill impairment and net operating cash outflow of $507 for the six months ended June 30, 2021. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues, the Group may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash, short-term debt from banks, advance fund from related parties, and the sale of convertible preferred shares. As of June 30, 2021, the Group has $4,405 of unrestricted cash and $19,027 working capital. The Group will refinance existing short-term debts and related party funding arrangements. In addition, the Group has devoted substantial effort to successfully close additional sources of funding. On November 19, 2021, the Group issued and sold a Convertible Promissory Note to STREERERVILLE CAPITAL, LLC and received the funding of $2,000,000 at the same date.

The Group believes that available cash, together with the efforts from capital raising, should enable the Group to meet current anticipated cash needs for at least the next 12 months after the date that the consolidated financial statements are issued and the Group has prepared the consolidated financial statements on a going concern basis.

(c)   Principles of consolidation

The consolidated financial statements include the financial statements of the Group, its subsidiaries, its VIE, and subsidiaries of its VIE. All inter-company transactions and balances have been eliminated upon consolidation.

(d)   Business combinations

Business combinations are recorded using the acquisition method of accounting. The Group uses a screen to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business.

The purchase price of business acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

(e)   Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to, the net realizable value of inventory, warrant liabilities, the valuation of prepaid expenses and other current assets, deferred tax valuation allowance, income taxes, value-added taxes, impairment of goodwill, the beneficial conversion feature of preferred shares, the purchase price allocation associated with business combinations.

(f)   Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

●    Level 1 — inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

●    Level 2 — inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●    Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

(g)   Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and cash in banks. The Group considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

(h)   Inventory

Inventory includes only the purchased new automobiles. Inventory is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification. Net realizable value is the estimated selling price less costs to complete, dispose and transport the vehicles. Selling prices are derived from historical data and trends, such as sales price and inventory turn times of similar vehicles, as well as independent, market resources. Each reporting period the Group recognizes any necessary adjustments to reduce the cost of vehicle inventory to its net realizable value through cost of sales in the accompanying consolidated statements of operations.

Vehicle are considered slow moving if they have not been sold within a 90 days period since procurement. In estimating the level of inventory write-downs for slow moving vehicles, the Group considers historical data and forecasted customer demand, such as sales price and inventory turnover of similar vehicles with similar mileage and condition, as well as independent, market information. This valuation process requires management to make judgments, based on currently available information, and assumptions about future demand and market conditions, which are inherently uncertain. To the extent that there are significant changes to estimated vehicle selling prices or decreases in demand for used vehicles, there could be significant adjustments to reflect inventory at net realizable value. No inventory write-downs were recorded as of December 31, 2020 and June 30, 2021.

(i)   Prepaid expenses, other current assets and other non-current assets

Prepaid expenses, other current assets and other non-current assets consist of advances to suppliers, deductible input VAT, long-term receivables from suppliers and others. Advances to suppliers and long-term receivables from suppliers refer to advances for purchase of automobiles. The Group reviews a supplier’s credit history and background information before advancing a payment. The Group maintains an allowance for doubtful accounts based on a variety of factors, including but not limited to the aging of prepayments, concentrations, credit-worthiness, historical and current economic trends and changes in delivery patterns. As prepaid expense mainly was paid to noncontrolling shareholders for purchasing cars as of June 30, 2021, if the relationship with noncontrolling shareholders and the financial condition of suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Group would provide allowance for such amount in the period when it is considered impaired. There were no allowances recognized for the prepaid expenses, other current assets and other non-current assets for the six months ended June 30, 2020 and 2021.

(j)   Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Computer equipment and application software	2 - 3 Years
Furniture and vehicles	5 Years

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(k)   Intangible assets, net

Intangible asset is stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. When assets are retired or disposed of, the cost and accumulated amortization are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Software	10 Years
Domain name	10 Years
Trademark	10 Years

In accordance with ASC Topic 360, the Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Software and domain name are used for the business of Haitaoche and no impairment factors was noted. The trademark recognized from the RTO were tested for impairment due to identification of impairment indicator, Relief-From-Royalty (“RFR”) method was used for both initial recognition and impairment test, no significant change of underlying data used in RFR model between RTO date to interim date as of June 30, 2021. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the years ended 2020 and 2021.

(l)   Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

The Group assesses goodwill for impairment on annual basis and if clear indicator noted for assets group goodwill is allocating to in accordance with ASC 350-20, Intangibles – Goodwill and Other: Goodwill, which permits the Group to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. If this is the case, the quantitative goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the quantitative goodwill impairment test is not required.

Quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

For the goodwill recognized as a result of the reverse acquisition, the management performed qualitative assessment and noted certain facts and circumstances indicated that goodwill may be impaired, such as that the acquisition date fair value of the consideration transferred may be higher from the fair value of the consideration as of the date the acquisition was agreed to, as well as the declining operating cash flows and recurring net losses resulting from the temporary halt of KAH Group business operation in the year of 2020 and 2021. It was considered more likely than not that the fair value of the reporting unit was less than its carrying value, which required the Group to perform a quantitative test afterwards, with valuation technique of the income approach using discounted cash flow (“DCF”), to determine the fair value of goodwill for the KAH Group reporting unit to its individual assets and liabilities, including any unrecognized intangible assets. Based on the results of the quantitative goodwill impairment test, the Group recorded full impairment loss in goodwill of $143,655, which was included in impairment of goodwill in the consolidated statements of operations for the six months ended June 30, 2021.

(m)   Impairment of long-lived assets

In accordance with ASC Topic 360, the Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Group recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Group did not record any impairment charge for the six months ended June 30, 2020 and 2021.

(n)   Right-of-use assets

The Group leases premises for offices under non-cancellable operating leases.

Prior to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance including ASU No. 2017-13, ASU No. 2018-10, ASU No. 2018-11, ASU No. 2018-20, and ASU No. 2019-01 (collectively, “Topic 842”), operating leases were not recognized on the consolidated balance sheets, instead, rental expenses with fixed payments were recognized on a straight-line basis over the lease term.

Effective January 1, 2021, the Group adopted Topic 842 using a modified retrospective transition approach for leases that exist at, or are entered into after January 1, 2021, and has not recast the comparative periods presented in the consolidated financial statements. Upon adoption of Topic 842 and the reverse acquisition, the lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term. The right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Group’s incremental borrowing rate at the lease commencement date is used in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Group would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Group recognizes the single lease cost on a straight-line basis over the remaining lease term for operating leases.

The Group has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less; expenses for these leases are recognized on a straight-line basis over the lease term.

(o)    Value added tax

Value-added tax (“VAT”) is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expense and other current liabilities on the consolidated balance sheet.

In 2018, the Group entered into a series of ancillary agreements to facilitate its sale of used cars for value-added tax optimization purposes. Under these ancillary agreements, when the Group sources a used car, the legal ownership of the car is transferred to Shanghai Jieying and Shanghai Financial’s executives, and the registration is normally under the name of one of the dealership’s employees. The Group viewed itself as a service provider in the used car transactions, and therefore is only subject to value-added tax on the difference between the original purchase price and the retail price of the used cars. The Group’s other affiliated entities in the PRC, including HTC WFOE, Ningbo Jiusheng and Qingdao Shengmei are subject to VAT for sales of automobiles at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases.

The Group reports revenue net of PRC’s VAT for all the periods presented in the consolidated statements of operations.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(p)   Revenue recognition

The Group adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, starting January 1, 2018 using the modified retrospective method. Based on the manner in which the Group historically recognized revenue, the adoption of ASC 606 did not have a material impact on the amount or timing of its revenue recognition and the Group recorded no cumulative effect adjustment upon adoption.

The core principle of the new revenue standard is that a Group should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Group satisfies a performance obligation

The Group primarily sells automobiles to car dealers and individual customers through signing written sales contracts. The Group presents the revenue generated from its sales of automobiles on a gross basis as the Group is a principal. The revenue is recognized at a point in time when the Group satisfies the performance obligation by transferring promised product to a customer upon acceptance by customers.

The following table identifies the disaggregation of the revenue for the six months ended June 30, 2020 and 2021, respectively:

	For the six months ended June 30,
	2020	2021
	(Unaudited)	(Unaudited)
Sales of automobiles to car dealers	$617	$2,039
Sales of automobiles to individual customers	50	-
Net revenues	$667	$2,039

Advances from customers

Advances from customers for sales of automobiles are deferred when corresponding performance obligation is not satisfied and recognized as revenue upon the Group transfers the control of products to the customers. The balances of advances from customers as of December 31, 2020 and June 30, 2021 were $410 and $701, respectively.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(q)   Cost of revenue

Cost of revenue consists primarily of cost of automobiles purchased from domestic and overseas regions.

(r)   Income taxes

The Group accounts for income taxes using the asset/liability method prescribed by ASC 740 Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($15,455). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

As of December 31, 2020 and June 30, 2021, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. In addition, the Group did not have any interest or penalties associated with uncertain tax position.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(s)   Foreign currency translation

The reporting currency of the Group is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries, VIEs located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong is the Hong Kong dollars (“HK dollar” or “HK$”). For the entities whose functional currency is the RMB and HK$, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive (loss) income in the consolidated statements of comprehensive (loss) income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Both exchanges rates were published by the Federal Reserve Board. Any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are shown as foreign currency exchange (gains) loss in the consolidated statements of operations and comprehensive income (loss) as incurred.

The consolidated balance sheets amount, with the exception of equity, on December 31, 2020 and June 30, 2021 were translated at RMB6.5250 to $1.00 and at RMB6.4566 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the six months ended June 30, 2020 and 2021 were RMB7.0322 to $1.00 and RMB6.4702 to $1.00, respectively.

(t)   Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(u)   Comprehensive loss

Comprehensive loss is comprised of the Group’s net income and other comprehensive loss. The components of other comprehensive loss consist solely of foreign currency translation adjustments.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(v)   Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(w)   Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places its cash and restricted cash with financial institutions with high-credit ratings and quality.

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the six months ended June 30, 2020 and 2021. The balances of accounts receivable were nil as of December 31, 2020 and June 30, 2021.

	For the six months ended		For the six months ended
	June 30, 2020		June 30, 2021
		% Of		% Of
Customer	Amount	Total	Amount	Total
A	$-	*	$1,541	75%
B	-	*	384	19%
C	617	93%	-	*
Total	$617	93%	$1,925	94%

*	represented the percentage below 10%

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(x)   Concentration of credit risk-continued

The following table sets forth information as to each supplier that accounted for 10% or more of total purchase for the six months ended June 30, 2020 and 2021. The balances of accounts payable were nil and $406 as of December 31, 2020 and June 30, 2021, respectively.

	Six months ended		Six months ended
	June 30, 2020,		June 30, 2021,
		% Of		% Of
Supplier	Amount	Total	Amount	Total
A	$-	*	$1,539	76%
B	-	*	498	24%
C	318	48%	-	*
D	269	40%	-	*
Total	$587	88%	$2,037	100%

*	represented the percentage below 10%

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(y)   Segment reporting

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources, and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group’s CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment. As the Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenue is derived from within the PRC, no geographical segments are presented.

(z)   Related parties

Parties are considered to be related to the Group if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Group. Related parties also include principal owners of the Group, its management, members of the immediate families of principal owners of the Group and its management, and other parties with which the Group may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Group discloses all significant related party transactions in Note 10.

(aa)   Non-controlling interest

A non-controlling interest in the VIE of the Group represents the portion of the equity (net assets) in the VIE that has not been pledged to WFOE, consequently not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet and net income and other comprehensive income are attributed to controlling and non-controlling interests respectively. The assets and liabilities of the legal acquiree are measured and recognized in the consolidated financial statements at their precombination carrying amounts. Therefore, in a reverse acquisition the noncontrolling interest reflects the noncontrolling shareholder’s proportionate interest in the precombination carrying amounts of the legal acquiree’s net assets even though the noncontrolling interests in other acquisitions are measured at the fair value at the acquisition date.

(bb)   Recent accounting standards

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. The ASU is effective for public Group for fiscal years, and interim periods within those fiscal years beginning after December 15, 2019. For all other entities including emerging growth companies, the ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In August 2020, the FASB amended guidance related to accounting for convertible instruments as part of ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Debts with Conversion and Other Options. The guidance Amended the guidance on convertible debt instruments by removing accounting models for the instruments with beneficial conversion features and cash conversion features and amended the disclosure guidance on convertible debt instruments The ASU is effective for public Group for fiscal years, and interim periods within those fiscal years beginning after December 15, 2021. For all other entities including emerging growth companies, the ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2023. Early application is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Group’s consolidated results of operations or financial position. Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

3.   REVERSE ACQUISITION

On June 25, 2021, KAH issued (the “Issuance”) an aggregate of 74,035,502 ordinary shares through private placement to several former shareholders of Haitaoche in exchange of 100% of the share capital of Haitaoche, pursuant to the share purchase agreement (the “SPA”) entered into on December 31, 2020. Following the Issuance, Haitaoche became a wholly-owned subsidiary of KAH. As of June 30, 2021, KAH had a total of 143,460,495 outstanding ordinary shares, and former shareholders of Haitaoche accounted for 51.61%, becoming the controlling party of KAH. Therefore, the shareholders of Haitaoche controlled largest portion of the voting rights in the combined entity, and the management of Haitaoche became the management of the combined entity.

As a result of the reverse acquisition, former shareholders of Haitaoche acquired control of KAH, and the substance of the transaction was a reverse acquisition, where the transaction constitutes a business combination for accounting purposes and is accounted for using the acquisition method under ASC 805. Haitaoche is deemed to be the accounting acquirer and its assets and liabilities, equity and historical operating results are included at their historical carrying values, and the net assets of KAH are recorded at the fair value as at the date of the transaction. Transaction costs in the amount of $0.2 million were incurred in connection with the reverse acquisition and were expensed as incurred.

The fair value of the equity consideration paid as part of the transaction as well as the fair value of identifiable assets and liabilities acquired are presented below.

Amount
$
Fair value of consideration transferred (1)	161,760

Fair value of the assets acquired and the liabilities assumed
Cash and cash equivalents	4,299
Prepaid expense	46,708
Property plant and equipment	31
Trademark (Intangible Assets)	15,100
Right-of-use assets	47
Goodwill	143,655
Subtotal of total assets	209,840
Short-term bank loan	(8,195)
Accounts payable	(406)
Advance from customers	(461)
Short-term lease liabilities	(32)
Other payables	(13,198)
Amounts due to RPT	(4,288)
Income tax payable	(4,079)
Warrant	(2,335)
Mezzanine equity-Preferred shares	(1,437)
Subtotal of total liabilities	(34,431)
Less: Non-controlling interest	(7,649)
Less: Preferred Shares(2)	(6,000)
Total net assets	161,760

(1)	The fair value of 69,425 common shares issued to pre-reverse acquisition KAH shareholders is $161,760 based on the fair value of $2.33 per common share on June 25, 2021.

(2)	It represented Series D convertible preferred shares of KAH issued to Renren Inc. on March 31, 2021 (see Note 14(b))

The unaudited pro forma information for the periods set forth below gives effect to the reverse acquisition as if the reverse acquisition had occurred as of January 1, 2020. This pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the transactions been consummated as of that time.

	For the six months ended June 30,
	2020	2021
	(Unaudited)	(Unaudited)
Revenue	$33,962	$5,830
Net loss	$(5,744)	$(11,421)

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2020 and June 30, 2021, prepaid expenses and other current assets consisted of the following:

	As of
	December 31,	June 30,
	2020	2021
		(Unaudited)
Advance to suppliers (1)	$412	$45,355
Deductible tax receivable	29	121
Others	-	1,369
Prepaid expenses and other current assets	$441	$46,845

(1)

As of December 31, 2020, the balance mainly represented the advances to suppliers for automobiles purchase, which was fully settled subsequently in first quarter of 2021.

As of June 30, 2021, the balance mainly represents cash advances paid to noncontrolling shareholders for purchasing cars.

5.	PROPERTY AND EQUIPMENT, NET

	As of
	December 31,	June 30,
	2020	2021
		(Unaudited)
Computer equipment and application software	$2	$206
Furniture and vehicles	7	119
Leasehold Improvements	-	64
Total	9	389
Less: Accumulated depreciation	(8)	(357)
Less: Provisions for impairment of fixed assets	-	-
Property and equipment, net	$1	$32

Depreciation expense was $1 and $1 for the six months ended June 30, 2020 and 2021, respectively.

No impairment loss was recorded for the six months ended June 30, 2020 and 2021.

6.	INTANGIBLE ASSETS, NET

	As of
	December 31,	June 30,
	2020	2021
		(Unaudited)
Trademark(1)	$-	$15,100
Domain name	289	292
Others	7	6
Total	296	15,398
Less: Accumulated amortization	$(3)	$(17)
Intangible assets, net	293	15,381

(1)	The trademark was recognized as a separable intangible asset due to business combination of KAH. The balance is valued at fair value on June 25, 2021 and kept little changes during the period of valuation date and June 30, 2021. It has remaining useful life of 10 years.

Amortization expense was nil and $15 for the six months ended June 30, 2020 and 2021, respectively.

7.	OTHER NON-CURRENT ASSETS

As of December 31, 2020 and June 30, 2021, other non-current assets consisted of the following:

	As of
	December 31,	June 30,
	2020	2021
		(Unaudited)
Long-term receivables from suppliers (1)	$4,442	$4,303
Legal deposit	104	105
Other non-current assets	$4,546	$4,408

(1)

Other non-current assets mainly represented the receivable from a foreign supplier, Brueggmann Group (“BG”) in Germany for payment of automobiles purchase early in 2016. BG has never delivered the automobiles. The prepayment amounts were $4,231,221 and $4,099,060, as of December 31, 2020 and June 30, 2021, respectively.

In August 2018, the Group filed a lawsuit under the district court of Hamburg (Landgericht Hamburg) against 1) Michael Brueggmann-Kirschberger and 2) Dirk Bjoern Kirschberger ("Defendants"), who are the CEO and Marketing Director of BG. respectively. The Group filed this lawsuit to assert its refund claims against Defendants in the amount of EUR 3,459,706 plus interest. The first oral hearing took place in February 2020 before the district court. Further hearings followed in June and October 2020. In all these hearings, the Court focused on the question whether it has jurisdiction over the case. With its interlocutory judgement, which was issued by the Court on November 16, 2020, the court confirmed its jurisdiction. Defendants are entitled to appeal this decision and ask the Higher Regional Court in Hamburg for review. With letter dated December 9, 2020 submitted to external legal counsel on December 18, 2020, Defendants have appealed this judgement. With court order dated April 14, 2021, the Higher Regional Court in Hamburg indicated that it has dismissed Defendants’ appeal. Defendants have been granted a period of 2 weeks to comment on this court order.

With judgement issued by the district court of Hamburg (Landgericht Hamburg) on December 6, 2021, the district court ruled the case in favour of the Group as requested by the Group.

As the Group’s management expects the recovery of the amounts to be probable later than one year. Therefore, the balances were presented as non-current assets, and no allowances were recognized as of December 31, 2020 and June 30, 2021.

8.	SHORT-TERM DEBT

		As of
		December 31,	June 30,
	Note	2020	2021
			(Unaudited)
East West Bank	(1)	$-	$8,195
Total		$-	$8,195

(1)

The annum interest rate of borrowings from East West Bank was range from 2.800% to 6.000%. As of June 30, 2021, the Group has two outstanding loans of amount $6,195 and $2,000, borrowed by Shanghai Jieying Automobile Sales Co., Ltd. and Kaixin Auto Group respectively, which maturity date is June 30, 2022 and May 2, 2022, respectively.

The loan with amount of $6,195 was guaranteed by a wholly-owned subsidiary of Renren Inc, Qianxiang Shiji Technology Development (Beijing) Co., Ltd.

The loan with amount of $2,000 was under an irrevocable standby letter of credit issued by East West Bank to Renren in April 2019 with Renren’s restricted cash pledged as security.

No interest expense was recorded in the consolidated statements of operations and comprehensive loss for the six months ended June 30, 2020 and 2021.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of
	December 31,	June 30,
	2020	2021
		(Unaudited)
Other taxes payable	$-	$4,457
Accrued professional fee	-	2,602
Individual income tax payable	-	2,206
Accrued liabilities	-	1,826
Others	6	2,126
Total	$6	$13,217

10.	RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the related parties and their relationships with the Group:

	Name	Relationship
(a)	Beijing Haitaoche Consulting Co., Ltd. (“Beijing Haitaoche”)	An entity ultimately controlled by Mr. Lin Mingjun (“Mr. Lin”), controlling shareholder and chief executive officer of the Group
(b)	Renren Inc.	A shareholder of the Kaixin Auto Holdings
I	Mr. Huang Erquan	Supervisor of Ningbo Jiusheng
I(e)	Ningbo Lulufa Automobile Sales Co., Ltd. (“Ningbo Lulufa”)	An entity ultimately controlled by Mr. Lin
(f)	Ningbo Haitaoche Technology Co., Ltd. (“Ningbo Haitaoche”)	An entity ultimately controlled by Mr. Lin
(g)	Ningbo Meishan Haitaoche International Trading Co., Ltd. (“Meishan Haitaoche”)	An entity ultimately controlled by Mr. Lin
(h)	Beijing Lulufa Network Co., Ltd. (“Beijing Lulufa”)	An entity ultimately controlled by Mr. Lin
(i)	Ningbo Meishan Baoshuigangqu Lelebai Investment Co., Ltd. (“Lelebai”)	An entity ultimately controlled by Mr. Lin
(j)	Shanghai Jieying Automobile Sales Co., Ltd. (“Shanghai Jieying”)	A subsidiary of Kaixin Auto Holdings, in which Mr.Lin is Chief Executive Officer.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

10.	RELATED PARTY TRANSACTIONS AND BALANCES-continued

Amounts due from related parties

As of December 31, 2020 and June 30, 2021, significant amounts due from related parties, consisted of the following:

	As of
	December 31,	June 30,
	2020	2021
		(Unaudited)
Shanghai Jieying (1)	$690	$-

(1)

The balances mainly consisted of advanced funds provided to related parties to finance daily operations. As KAH was incorporated and not a related party as of June 30, 2021, the intercompany balances were eliminated to nil as of June 30, 2021.

Amounts due to related parties

As of December 31, 2020 and June 30, 2021, significant amounts due to related parties consisted of the following:

	As of
	December 31,	June 30,
	2020	2021
		(Unaudited)
Renren and its subsidiaries (1)	-	3,908

(1)	The balance mainly represented the advance fund provided by Renren and its subsidiaries to finance the Group’s daily operations.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

10.	RELATED PARTY TRANSACTIONS AND BALANCES-continued

Related party transactions

During the six months ended June 30, 2020 and 2021, the Group had the following significant related party transactions:

	For the six months ended June 30,
	2020	2021
	(Unaudited)	(Unaudited)
Automobiles purchased from related parties:
Ningbo Haitaoche	$276	$-

Automobile’s deposit received from a related party:
Meishan Haitaoche	$3,697	$-
Beijing Haitaoche	$66	$-

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

11.	INCOME TAXES

Cayman Islands

The Group is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Group’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the six months ended June 30, 2020 and 2021. Therefore, no Hong Kong profit tax has been provided for the six months ended June 30, 2020 and 2021.

PRC

The Group’s PRC subsidiary, VIEs are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax expense are as follows:

	For the six months ended June 30,
	2020	2021
	(Unaudited)	(Unaudited)
Current income tax expense	$15	$-
Deferred income tax expense	-	-
Total income tax expense	$15	$-

The reconciliations of the statutory income tax rate and the Group’s effective income tax rate are as follows:

	For the six months ended June 30,
	2020	2021
	(Unaudited)	(Unaudited)
Net loss before provision for income taxes	$61	$144,179
PRC statutory tax rate	25%	25%
Income tax benefit at statutory tax rate	15	36,045
Impairment of goodwill	-	(35,914)
Effect on valuation allowance	-	(131)
Income tax expense	$15	$-
Effective tax rates	25%	0%

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

11.	INCOME TAXES-Continued

The tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset as of December 31, 2020 and June 30, 2021 is as follows:

The tax effect of temporary difference balance as of June 30, 2021 were mainly from KAH Group as a result of the reverse acquisition.

	As of
	December 31,	June 30,
	2020	2021
		(Unaudited)
Deferred tax assets:
Tax loss carry forwards	$388	$13,914
Advertising expense	-	6
Provision for doubtful accounts	-	2,403
Impairment of property and equipment	-	133
Write-down of inventory	-	4,828
Write-down of other current assets	-	5,259
Bonus payable	-	126
Employee education fund	-	14
Accrued expense	-	381
Subtotal	388	27,064
Valuation allowance	(388)	(27,064)
Deferred tax assets, net	$-	$-

The movements of the valuation allowance are as follows:

	As of
	December 31,	June 30,
	2020	2021
		(Unaudited)
Balance at the beginning of the year	$402	$388
Current year addition	63	131
Reduction due to usage of NOL	(21)	-
Reduction due to statute expiration	(56)	(193)
Exchange rate effect	-	29
Reverse acquisition	-	26,709
Balance at the end of the year	$388	$27,064

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

12.	MEZZANINE EQUITY AND WARRANT LIABILITIES

On December 28, 2020, KAH entered into a definitive securities purchase agreement with U.S. based KX Venturas 4 LLC (the “Investor”) and completed the initial closing on December 29, 2020.

Pursuant to the agreement, the Investor will invest $6,000 in newly designated Series A convertible preferred shares (the “Series A Preferred Shares”) of KAH. The first $3,000 of the investment closed on December 29, 2020 (the “First Closing”). The Series A Preferred Shares are convertible into 1,000,000 ordinary shares of KAH’s at a conversion price of $3.00, subject to customary adjustments. Pursuant to the Purchase Agreement, the Investor will also receive warrants to subscribe for KAH’s ordinary shares at an exercise price of $3.00 per share.

In connection with the issuance of 3,000 convertible preferred shares at the First Closing, 1,500,000 Series A Warrants, 1,333,333, Series B Warrants and 2,000,000 Series C Warrants were issued to the Investor, with each warrant provided the holder the right to subscribe for KAH’s ordinary shares at an exercise price of $3.00 per share. Series A and Series B Warrants are immediately exercisable, and Series C Warrants are exercisable upon exercise and in proportion to the number of Series B Warrants exercised. Series A, B and C warrants expire on December 29, 2027, August 29, 2022 and June 29, 2028, respectively.

The Series A Preferred Shares and Warrants are bundled transactions, which were considered as equity-linked instruments. The management has determined that there was beneficial conversion feature attributable to the preferred shares because the initial effective conversion prices of these preferred shares were lower than the fair value of KAH’s ordinary shares at the relevant commitment dates, and the effect of beneficial conversion feature was recognized in additional paid-in capital.

The Group classified the Series A Preferred Shares as mezzanine equity instead of permanent equity on the consolidated balance sheets since they were contingently redeemable upon the occurrence of the redemption event, that is if the Volume-weighted average price is less than $3.00 on the 54-month anniversary of the applicable Original Issue Date and expired in 2025, which is outside the Group’s control. The fair value allocated to preferred shares was $1,311 at the date of the First Closing. The warrants are classified as a liability and the fair value allocated to warrants was $1,690 as of the date of the First Closing.

The Group accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date (June 1, 2025) of the instrument using the interest method. The Series A Preferred Shares was re-measured at its redemption value of $1,437 as of June 30, 2021. In the event of Fundamental Transaction that involved change of control, the Company or the Successor Entity shall pay the warrant holder an amount of cash equal to the Black Scholes Value, as the occurrence or nonoccurrence of a change of control is not an implicit input into the pricing of a fixed-for-fixed forward or option on equity shares, it would preclude from being considered indexed to the reporting entity’s own stock, the warrants were classified as the warrants liability, which was re-measured at $2,335 as of June 30, 2021, and will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the statement of operations. No warrants were exercised as of June 30, 2021.

The fair value of the warrants as of June 30, 2021 were calculated using the Black-Scholes pricing model with the following assumptions:

	As of June 30, 2021
	Series A Warrant	Series B Warrant	Series C Warrant
Risk-free rate of return	1.25%	0.12%	1.33%
Estimated volatility rate	46.68%	51.57%	45.67%
Dividend yield	0.00%	0.00%	0.00%
Exercise price	$3.00	$3.00	$3.00
Fair value of warrant	$0.95	$0.32	$0.25

13.	EQUITY

(a)	Ordinary shares

The Group was established under the laws of the Cayman Islands on January 13, 2015. The authorized number of ordinary shares was 1,000,000,000 with par value of $0.00005 per share. Ordinary shares of the Group amounted to 74,035,502 and 143,460,495 as of December 31, 2020 and June 30, 2021.

KAH concluded an agreement with Haitaoche. KAH issued 74,035,502 common shares to the shareholders of Haitaoche representing an ownership interest of approximately 51.61% in KAH in exchange for all of the issued and outstanding shares of Haitaoche. The shareholders’ structure as of June 30, 2021 reflects the equity structure of the KAH, including the equity interests KAH issued to effect the reverse acquisition. The shareholders’ equity structures as of December 31, 2020 were presented after giving retroactive effect to the reverse acquisition of the Group that was completed on June 25, 2021. The comparative share capital amounts for the year ended December 31, 2020 have been retroactively adjusted to reflect the legal capital of KAH.

(b)	Preferred shares

On March 31, 2021, KAH entered into a definitive securities purchase agreement with Renren Inc. (the “Purchaser”) and completed the closing on the same date.

Pursuant to the agreement, the Purchaser will invest $6,000 in newly designated Series D convertible preferred shares (the “Series D Preferred Shares”) of KAH:

Conversion Rights: Series D preferred shares are convertible into 2,000,000 ordinary shares of KAH’s at a conversion price of $3.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Original Issue Date at the option of the Holder into that number of Ordinary Shares.

Redemption Rights: the redemption included optional redemption and redemption on triggering events. Respect to optional redemption, KAH may deliver a notice to the Holders of its irrevocable election to redeem some or all of the then outstanding Preferred Shares at any time after March 30, 2022. Respect to redemption on several triggering events, upon the occurrence of a Triggering Event, each Holder shall have the right, exercisable at the sole option of such Holder, to require the Company to redeem all of the Preferred Shares.

The Series D Preferred Shares were considered as permanent equity since they were redeemable upon the occurrence of events that are within the Group’s control. The Group has determined that there was no beneficial conversion feature attributable to the preferred shares because the initial effective conversion prices of these preferred shares were higher than the fair value of the Group’s ordinary shares at the relevant commitment dates. The Group has issued 6,000 convertible preferred shares and received $6,000 as of April 8, 2021, and the fair value of preferred shares was $6,000 as of March 31 2021.

(c)	Warrants

As of June 30, 2021, there were 11,957,008 Warrants outstanding, which was issued by KAH and recognized as part of the reverse acquisition (see Note 3).

10,318,145 Warrants which were issued with units in the initial public offering (“IPO”) of KAH in 2017 and 1,000,000 Warrants which were issued with units upon the conversion of its convertible loan (“Public Warrants”) are exercisable for one ordinary share at a price of $11.50 per full share. The Public Warrants became exercisable on April 30, 2019 and have a term of five years from April 30, 2019.

The Group may redeem the outstanding Public Warrants, in whole and not in part, at a price of $0.01 per warrant:

●     at any time while the Warrants are exercisable,

●     upon a minimum of 30 days’ prior written notice of redemption,

●     if, and only if, the last sales price of the ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Group sends the notice of redemption, and

●     if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Group calls the Warrants for redemption as described above, the management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.”

The Warrants were recognized as an equity instrument, which is classified within equity (deficit) as additional paid-in capital.

(d)	Options

There was a call option purchased by the IPO underwriter of KAH in 2017, which is exercisable at $10.00 per Unit to purchase up to 900,000 Units (or an aggregate exercise price of $9,000,000). The option may be exercised for cash or on a cashless basis, at the holder's option, and expires five years from the effective date of the registration statement related to the initial public offering of KAH (i.e., expires by October 2022).

(e)	Statutory reserve and restricted net assets

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIE entities located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. The general reserve fund required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Group in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Relevant PRC statutory laws and regulations permit the payment of dividends by the Group’s PRC subsidiary and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Group’s PRC subsidiary and VIEs is restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances. The Group’s restricted net assets, comprising of additional paid-in-capital and statutory reserve of Group’s PRC subsidiary and VIEs, were $7,640 and $175,396 as of December 31, 2020 and June 30, 2021, respectively.

14.	FAIR VALUE MEASUREMENTS

Assets and liabilities measured or disclosed at fair value

The Group measures its financial assets and liabilities, including warrant liability at fair value on a recurring basis as of December 31, 2020 and June 30, 2021. The Group measured its accounts receivable, accounts payable, short-term debt, amounts due to related parties at amortized cost. Cash is classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. The carrying value of the short-term debt obligations approximate fair value, considering the borrowing rates are at the same level of the current market yield for the comparable debts. The carrying value of accounts receivable, accounts payable, and amounts due to related parties’ approximate fair value due to the relatively short maturity.

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2020				As of June 30, 2021
	Fair Value Measurement at the Reporting Date using				Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs	Significant unobservable inputs Level 3	Total	Quoted price in active markets for identical assets Level 1	Significant other observable inputs	Significant unobservable inputs Level 3	Total
Warrant liabilities	-	-	-	-	-	-	(2,335)	(2,335)

The Group did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2020 and June 30, 2021.

15.	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the years ended:

	For the six months ended June 30,
	2020	2021
Net income (loss)	$46	$(144,179)
Net income (loss) attributable to the noncontrolling interest	-	-

Net income (loss) attributable to Kaixin Auto Holdings' shareholders	46	(114,179)

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted shares retroactively adjusted for the reverse takeover on June 25, 2021)	74,036	74,036

Earnings (loss) per share attributable to Kaixin Auto Holdings' shareholders - basic and diluted	0.0006	(1.9474)

Since the Group is in a net loss for the six months ended June 30, 2021 presented in these financial statements, the potential dilutive securities were not included in the calculation of dilutive net loss per share where their inclusion would be anti-dilutive. And no dilutive security was issued for the six months ended June 30, 2020, there was no difference between the Group’s basic and diluted net loss per share for the period presented.

16.	SUBSEQUENT EVENTS

On August 24, 2021, the number of 965 Series A preferred Shares of Kaixin Auto Holdings were converted at conversion price of $3 into 343,022 Ordinary shares.

On November 19, 2021, the Group issued and sold a Convertible Promissory Note to STREERERVILLE CAPITAL, LLC and received the funding of $2,000,000 at the same date. According to the Securities Purchase Agreement, the Group has right to repay the note until received the conversion note from lender or repayment date. The lender also has right to conversion into ordinary shares at any time following the 6-month anniversary of the purchase price date until the outstanding balance has been paid in full.

The Group has performed an evaluation of subsequent events through the date of the consolidated financial statements were issued, and determined that no events that would have required adjustment or disclosure in the consolidated financial statements other than those discussed in above.

17.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Group to disclose the financial statements for the parent Company.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

PARENT COMPANY BALANCE SHEETS

	As of
	December 31,	June 30,
	2020	2021
		(Unaudited)
ASSETS
Investment in subsidiaries and consolidated VIEs	6,163	29,808
Total assets	$6,163	$29,808

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total liabilities	-	-

Shareholders’ equity
Ordinary Shares ((par value of $0.00005 per shares;1,000,000,000 shares authorized, 74,035,502, 143,460,495 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	4	7
Series D convertible preferred shares (par value of $0.0001, nil and 6,000 shares authorized as of December 31, 2020 and June 30, 2021, respectively. Nil and 6,000 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	-	1
Additional paid-in capital	7,632	175,388
Statutory reserve	8	8
Accumulated deficit	(1,723)	(145,902)
Accumulated other comprehensive loss	242	306
Total shareholders’ equity	6,163	29,808
Total liabilities and shareholders’ equity	$6,163	$29,808

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the six months ended June 30,
	2020	2021
	(Unaudited)	(Unaudited)
Operating income:
Share of income (loss) of subsidiaries	$46	$(144,179)
Income (loss) before income tax expense	46	(144,179)
Income tax expense	-	-
Net income (loss)	46	(144,179)

Other comprehensive income	-	-

Total comprehensive income (loss)	$46	$(144,179)

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

For the six months ended June 30,
	2020	2021
	(Unaudited)	(Unaudited)
Cash flows from operating activities	$-	$-
Cash flows from investing activities	-	-
Cash flows from financing activities	-	-
Net increase in cash, cash equivalents and restricted cash	-	-
Cash, cash equivalents and restricted cash, at beginning of year	-	-
Cash, cash equivalents and restricted cash, at end of year	$-	$-